November 9, 2021

VIA EDGAR

U. S. Securities and Exchange Commission

Mail Stop 6010

Washington D. C. 20549

Attn:	Alexandra Barone, Esq. and
Mitchell Austin, Esq.

Re:	Iveda Solutions, Inc.
Amendment No. 2 to Registration Statement on Form 10-12G Filed November 4, 2021
File No. 000-53285

Dear Ladies and Gentlemen:

This letter has been prepared in response to your request for Iveda Solutions, Inc. (“Iveda” or the “Company”) to respond to the comments of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) as memorialized in your November 9, 2021 letter to me (the “Comment Letter”) concerning the above-referenced Amendment No. 1 to Registration Statement on Form 10-12G (the “Registration Statement.”).

Concurrently with the filing of this Response Letter, the Company is also filing Amendment No. 3 to the Registration Statement (the “Amendment”), which incorporates, as appropriate, the responses of the Company contained herein. The Amendment also includes other revisions to update the disclosures contained therein.

Amendment No. 2 to Form 10-12G filed November 4, 2021

Item 15. Financial Statements and Exhibits

Unaudited Consolidated Financial Statements

Note 10. Subsequent Events, page 74

1.	We note your response to prior comment 5. Please revise to include a discussion of the $115,865 paydown of the Shanghai Bank debt and amendment of the maturity date to February 2024. Also, revise to disclose the date through which subsequent events have been evaluated and state whether that is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1 and 50-2.

RESPONSE: We have revised the disclosure as requested in the Item 15. Financial Statements and Exhibits, Unaudited Consolidated Financial Statements, Page 74 and added a subsequent disclosure related to the paydown on the $422,688 loan from Shanghai Bank and current due date of September 2024 for the remaining balance. Specifically, “Subsequent to June 30, 2021, Taiwan operations had loans from Shanghai Bank for $442,688 and has reduced that balance to $115,865 as of September 23, 2021, (when these financial statements were published and available), through repayment and the current loan maturity date is February 2024 at 1% with $47,944 due in monthly payments through September 30, 2022.”

Exhibits

2.	We note that you filed your agreement with Chunghwa Telecom as Exhibit 10.16; however, the filed agreement is in a foreign language. Please file an English translation of the agreement. Refer to Exchange Act Rule 12b-12(d).

RESPONSE: We have revised the disclosure as requested, including a translated version of the Chunghwa Telecom agreement within Exhibit 10.16

3.	The filing of a consent to the use of an audit report is not required in an Exchange Act registration statement. To the extent that you continue to include a consent in this filing, please ensure that it is currently dated.

RESPONSE: We have revised the document to delete the filing of the consent that is not required in an Exchange Act registration statement per comment above.

We understand that the company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff and Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the Response letter, please contact me at (480) 307-8700.

Very truly yours,

/s/ David Ly

CC: Peter Campitiello – via email : pcampitiello@mccarter.com